EXHIBIT 99.1

Eltek Ltd. Announces Resignation of the Chairman of the Board of Directors

On October 14, 2010, Eltek Ltd. (the “Company”) received notice from the Chairman of its Board of Directors, Mr. Nissim Gilam, that he is resigning as Chairman and a member of the Board of Directors in order to devote his time to his other interests.

Mr. Gilam (72) has served as the Chairman of the Company’s Board of Directors since December 1, 1998, he has served as a director since January 1996, and previously held office as a director and chief executive officer of the Company during the period of January 1990 through March 1991.  Eltek thanks Mr. Gilam for his dedication and contributions to the Company.

The Company’s Board of Directors will appoint a new Chairman during its next meeting, which the Company expects to be held within approximately the next 30 days.